25 September 2002

02 OCT -3 AM 9: 14



St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco


02055204

Dear Sir

SUPPL

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George Announces Financial Impacts of Even Better Bank Improvement Program
- St.George to Target Sustainable Double Digit Earnings Per Share Growth
- Strategy Update

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

PROCESSED
OCT 0 9 2002
THOMSON
FINANCIAL

02 OCT -3 AM 9: 14

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25 September 2002
RE060902

St. George Announces Financial Impacts of Even Better Bank Improvement Program

For the last four months St. George has undertaken the Even Better Bank (EBB) program to facilitate the implementation of its strategic agenda. Managing Director Gail Kelly will be presenting a strategic update at 11am today. This presentation, which can be accessed as a webcast at that time on **www.stgeorge.com.au**, will provide confirmation of financial targets, a progress report on recent achievements and articulation of first phase strategic priorities.

The presentation will also outline productivity benefits identified through EBB, identify some significant items to be included in the 2002 annual results and provide an update on the financial outlook for the year ending 30 September 2002. These matters are summarised below.

Productivity Benefits

Business productivity benefits of $60m before tax are expected to be generated by the EBB program in 2003. This is expected to restrict expense growth in 2003 to a low single digit percentage after some required reinvestment to fund growth initiatives. Productivity benefits are expected to grow to $80m in 2004.

Significant Items

Significant items totalling $90m pre tax ($63m after tax) will be reported for the year ending 30 September 2002 as a result of the EBB program. This is made up of a restructuring charge of $30m and a deferred expenditure write-down of $60m.

The restructuring charge is being taken to cover the cost of redundancies, outplacement services and property scrappings.

The deferred expenditure charge of $60m has resulted from a detailed review of both completed projects and projects under development. All items in excess of $100,000 have been examined, and value has been assessed in the light of changed strategies and priorities. As part of this process St.George has adopted a refinement of accounting policies and a reduction in the level of project activity. A new Investment Review Committee is overseeing the approval and progress of projects and capital expenditure.

The $60m write-down falls into three categories:

1. $ 31m due to a reduction in expected future benefits. This includes some specific elements of the St.George/Advance integration projects, some of the work done on front end lending platforms and some projects cancelled as a direct result of EBB.
2. $ 19m resulting from the refinement of the capitalisation policy which now involves expensing all developments below $200,000 and all project support costs.
3. $ 10m due to some developments having superseded functionality and adjustments to useful life estimates.

The write-down announced today will reduce the current balance of deferred expenditure by 25% to a new level of $184m. This balance includes components for St.George/Advance integration, Best Bank, SEALCORP and a number of other projects. It is likely to decrease in 2003.

Financial Outlook for 2002

The Group's financial outlook for 2002 remains on track in terms of the guidance provided in May at the announcement of the interim results. Second half profit before significant items is expected to be similar to the level reported for the first half. This means that the final dividend to be paid in December is expected to exceed the interim dividend of 38 cents paid in July.

Capital ratios for 30 September 2002 will be maintained by continued operation of the Dividend Reinvestment Plan, the recent $750m securitisation & the recent $100m subordinated debt raising.

Media – Jeremy Griffith, Corporate Relations 02 9236 1328 or 0411 259 432

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r e l e a s e

25 September 2002
RE060902

St.George To Target Sustainable Double Digit Earnings Per Share (EPS) Growth

St.George Bank Managing Director and Chief Executive Officer, Mrs Gail Kelly, today outlined the first phase outcomes of the recent Even Better Bank (EBB) program.

The program identified key priorities for the Group: New Business Model and Integrated Sales & Service; Wealth Management; Home Loans; Middle Market; and Brand and Customer Service.

St.George has also announced a restructuring charge attributable to the one-time expenses incurred in generating productivity improvements of $60 million pre-tax in 2003 (rising to $80m in 2004) together with a one-time deferred expenditure write-down consistent with its new approach to project management.

As part of the review, St.George has restructured its business around its distinct customer segments to enhance customer service and cross-sell opportunities. A fully integrated sales and service system is also being developed and will reflect the shift from product-based silos to the new customer led model. Implementation will be supported with training and coaching to build sales and service competencies. It will also include appropriate measures and rewards.

Wealth management has also been identified as a priority. Currently, less than 2% of St.George customers utilise the Group's wealth products compared to 6% for some of its competitors. Amongst the Group's Gold customers less than 5% hold its wealth products. A number of actions are underway including improving data mining capabilities, a focus on leads-management and lifting the productivity and skills of the internal sales channels.

SEALCORP, which has an established track record and affinity with the adviser network that is unique amongst the major banks, will be leveraged both within the existing St.George customer base and externally.

The management, retention and growth of the home loans book is a key priority. In recent years the Group has experienced a decline in its home loan market share in the "owner / occupied" segment. It is intended to arrest this decline (2003) and reverse it (2004 and 2005). The focus will be on retention, lender productivity, sales management and broadening the appeal to the broker channel. New mobile lenders will also be introduced into Queensland and Victoria where the Group is currently underweight.

In the area of Middle Market, the priority will be on enhancing capability around specific industry segments, refining the relationship model to increase business development resources and selectively expanding the geographic footprint. St.George currently enjoys a very noticeable customer satisfaction advantage over the major banks.

St.George has commenced a Brand review that will be completed by December 2002. The focus of the Group will be to build on the current strong Brand attributes of community orientation and customer service. The Group is committed to maintaining its current positive service differential over the majors.

As a result of the recent review, savings of $60 million pre-tax in 2003, increasing to $80 million in 2004 and subsequent years will be achieved. This is expected to restrict percentage expense growth in 2003 to low single digits after appropriate reinvestment to fund growth initiatives.

Cost savings include reductions in middle management, rationalisation of IT expenditure, improved procurement practices and a range of other initiatives.

Overall there will be 390 positions made redundant across the Group, of which a signific ant percentage have already occurred. No customer-facing staff are affected. Over 2003 and 2004 additional staff will be employed to support the customer led growth initiatives.

Significant Items

Significant items totalling $90m pre-tax ($63m after tax) will be reported for the year ending 30 September 2002 as a result of the EBB program. This is made up of a restructuring charge of $30m and a deferred expenditure write-down of $60m.

The restructuring charge is being taken to cover the cost of redundancies, outplacement services and property scrappings.

The deferred expenditure charge of $60m has resulted from a detailed review of both completed projects and projects under development. All items in excess of $100,000 have been examined, and value has been assessed in the light of changed strategies and priorities. As part of this process St.George has adopted a refinement of accounting policies and a reduction in the level of project activity. A new Investment Review Committee is overseeing the approval and progress of projects and capital expenditure.

The $60m write-down falls into three categories:

1. $31m due to a reduction in expected future benefits. This includes some specific elements of the St.George/Advance integration projects, some of the work done on front end lending platforms and some projects cancelled as a direct result of EBB.
2. $19m resulting from the refinement of the capitalisation policy which now involves expensing all developments below $200,000 and all project support costs.
3. $10m due to some developments having superseded functionality and adjustments to useful life estimates.

The write-down announced today will reduce the current balance of deferred expenditure by 25% to a new level of $184m. This balance includes components for St.George/Advance integration, Best Bank, SEALCORP and a number of other projects. It is likely to decrease in 2003.

Financial Outlook for 2002

The Group's financial outlook for 2002 remains on track in terms of the guidance provided in May at the announcement of the interim results. Second half profit before significant items is expected to be similar to the level reported for the first half. This means that the final dividend to be paid in December is expected to exceed the interim dividend of 38 cents paid in July.

Capital ratios for 30 September 2002 will be maintained by continued operation of the Dividend Reinvestment Plan, the recent $750m securitisation & the recent $100m subordinated debt raising.

"I am pleased with the work to date. The strategy that we are implementing is organic, customer led and building for the long-term. The work done on the EBB program gives us confidence that we will be able to achieve sustainable high quality momentum in our earnings over the foreseeable future" Mrs Kelly said.

Media – Jeremy Griffith, Corporate Relations 02 9236 1328 or 0411 259 432

Strategy Update
September 2002

Gail Kelly
Managing Director

TODAY'S PRESENTATION WILL COVER

- Overview

- Targets

- Progress and Team

- 1st phase priorities

- Significant Items

- Going forward



AN EXCELLENT STRATEGIC FOUNDATION

- **Best Bank : robust platform for future initiatives**

- **Outstanding credit quality**

- **Service and reputation : a differentiator**

- **Building for the long term**

- **Committed and engaged staff**

- **Strong capabilities**

- **Considerable opportunities for growth**

* Interim results May 2002

3



DELIVERING A STRATEGY THAT IS

- Organic

- Building for the long term

- Customer led

- Prioritised

- Low risk

- Already underway

4



TARGETS- 2003 AND BEYOND

EPS Growth 2003	10%
EPS Growth 2004 & 2005	Maintain double digit
Cost to Income in 2004	<50%
Capital	Tier one 7-7.5%
Credit Quality	Maintain positive differential to the majors
Customer Satisfaction	Maintain positive differential to the majors

5



FINANCIAL OUTLOOK FOR 2002 UNCHANGED

Guidance	Current Status
First half profitability* to be maintained	On track
Final dividend to exceed interim dividend	On track

* Before significant items

6

PROGRESS SINCE MAY 2002

- 1st phase 'Even Better Bank' completed on schedule
  - 8 original revenue work streams extended to 11
  - 76 productivity initiatives

- WealthPoint focused and integrated into SEALCORP

- Project spend significantly reduced

- New project policies established

- IT Benchmark review complete with specific action plans

- Non core activities / investments either exited or placed under tight management





2002 appointments

8

ST.GEORGE STRATEGIC FRAMEWORK

Key Business Goals

1. Deepen and strengthen relationships with customers in our chosen markets

2. Leverage specialist capabilities for growth

3. Creatively differentiate on service

4. Accelerate and empower relationship selling

5. Optimise cost structure

6. Build team and performance culture

Drives 1st phase priorities



STRATEGIC FRAMEWORK DRIVES 1ST PHASE PRIORITIES

■ New Business Model and Integrated Sales and Service

☐ Wealth Management

▨ Home Loans

▨ Middle Market

▨ Brand and Customer Service

▨ Productivity Management

10



MAKING THE CUSTOMER THE CENTRE OF ALL WE DO - NEW BUSINESS MODEL

From product driven business model

Transaction accounts

Wealth management

Credit card

Home loan customer

Savings & transactions

Wealth management

Credit cards

Home loans

Sales & service

Operations & processing

To integrated customer driven business model

Customers

Integrated sales & service

Integrated operations & processing

11



NEW BUSINESS MODEL – KEY CHANGES

- New personal and business customer segments established

- Integrated sales and service platform aligned to chosen segment needs

- Integrated operations and processing environment

- Single centres of excellence for product management across Group

- Flatter organisation –5 levels between MD and customer

- Segment financials augmenting strong product frameworks

- Aligned MIS, KPIs, to encourage co-operation and avoid duplication

OUTCOME: CUSTOMERS SUPPORTED IN THEIR NEEDS

12



FILE NO: 82-3809

PERSONAL CUSTOMERS SEGMENTATION

- Segmenting according to customer needs, from complex to simple

- Differentiated value proposition aligned to segments

- Business organised to attract and retain valuable customers

- Identifying high potential customers for cross-sell / up-sell

- Leveraging data warehouse

Private Bank

3%

Gold

> $200k Deposits
> $300k Loans
> $100k Wealth products

> $50k Deposits
> $90k Home Loans
> $20k Wealth products




13

BUSINESS CUSTOMERS SEGMENTATION

- New segment defined as $250k to $1m balances

- Relationship banking extended

- Business bankers co-located in selected retail branches

- Centres of excellence for product development and industry segments

- Incentives and rewards aligned with new sales and customer management approach



$1m+ loans

Corporate & Key Accounts*

<$1m loans

<$250k loans





* Key Account Relationship Management customers account for 10% of this segment

14

EMPOWERING OUR FRONT LINE STAFF - INTEGRATED SALES AND SERVICE

- Regional leader with integrated sales and service team in each catchment area

- Sales managers overseeing sales teams

- 'Whole of wealth' view of opportunity

- Measures, rewards, and incentives aligned to desired customer outcomes

- Enhancement of local accountabilities and authorities





15

NEW ROLES FOR A LEANER CORPORATE CENTRE

- New disciplines around project management, funding and review

- More vigorous approach to cost management

- Co-ordination of like activities across Group

- Group credit – an enabler of business
  - working in partnership

- Fully integrated strategic planning

16



NEW BUSINESS MODEL - PROGRESS TO DATE

- New business structures in place

- Gold segment and insurance units migrate to wealth management

- 80% of GM level executives appointed

- Middle management changes underway

- Action plans in place to
  - Address key segment opportunities
  - Consolidate back office and call centre platform
  - Implement new integrated sales and service model

17



WEAL

Paul Fegan
Wealth
Management

- SEALCORP
  Ian Knox
- Product
  Management
- Customer
  Wealth

- Strategy &
  Investments
- Human
  Resources
- Finance
  & Risk
- Projects
  & Change
  Management

18



Wealth Management

WEALTH MANAGEMENT

Immediate areas of focus

- Gold customers

- SEALCORP full potential

- Wealth cross-sell into high potential personal and business customers

19



GOLD SEGMENT

Wealth Management



Dedicated resources

Leverage group resources

The Gold business model

Private Bank Relationship Managers

Gold segment team

Call Centre Team

Data Mining Team

Branch network
Integrated Sales and Service

Identifying growth opportunities

Private Bank

Gold

Proactive Data Mining and Selling

20

Wealth Management

MANAGING OUR MOST VALUABLE 'GOLD' CUSTOMERS
A good start......

To do 'Even Better'......

- **Leverage off Group's new integrated sales and service approach**

- **Build data mining capabilities**

- **c.30k high value customers to be added**

MEASURES	CURRENT STATUS
Number of Customers	60,495
Products per Customer	2.5
Retention	Customer attrition rates halved since March 00
Customer Satisfaction	73% (63% prior to Gold roll-out)
Customers holding our wealth products	<5%

21



Wealth Management

DRIVING SEALCORP TO FULL POTENTIAL

Integrated and comprehensive proposition

- Existing infrastructure supporting internal and external distribution
- ASGARD re-positioned
- Strong sales growth
- Fixed expenses reduced
- Adviser satisfaction consistently high

Portal

Adviser Net

Product Offerings

Service Offerings			
Complete Dealer to Dealer Support Services	White Label Services	Compliance, Para Planning and Technical Support	Research & Ratings

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Wealth Management

SIGNIFICANT WEALTH CROSS SELL OPPORTUNITY

Wealth cross sell lags competitors....

....but our customer base is similar......

...and research indicates our customers are willing to buy wealth from us.

Customers that hold our wealth products
%

Customer base by total balances*
%



>$250K

<$10k

100
80
60
40
20
0

Average of the majors

SGB

10%
8%
6%
4%
2%
0%

Competitor Benchmark

SGB

* Total balances include savings, investments and outstanding loans

23



SOURCE: EBB & Bain analysis (May 2002)

Wealth Management

ACHIEVING WEALTH CROSS SELL

Wealth Cross Sell Uplift



24



Home Loans

HOME LOANS MARKET – KEY PRIORITY

St.George owner-occupied balances

Targets
- Arrest decline in 2003
- Reverse the trend in 2004

Action plans to address...
- Retention
- Lender productivity
- Sales management
- Broker channel



$bn / %

Jun-01 Jul-01 Aug-01 Sep-01 Oct-01 Nov-01 Dec-01 Jan-02 Feb-02 Mar-02

■ Balances   —□— Market Share

25



Home Loans

HOME LOAN RETENTION– CLOSING THE LOOP

Price is not primary reason for defection





- Price
- Product
- Service and Advice
- Consolidation

Primary Reason for defection

- Streamline processes for existing customers

- Proactively identify at-risk customers

- Dedicated retention unit in call centre

- Product changes to encourage stickiness of customers

- Build in accountability for growth at regional leader level

26

SOURCE: EBB & Bain analysis (May 2002)

DRIVING SALES MANAGEMENT

Number of loans written per lender per month

- Opportunity to lift the performance of the bottom quartile

- Increase leads (quantity/quality) to branch and mobile lenders

- Improve sales skills training

- Improve performance and sales management

- Introduce new mobile lenders, Queensland and Victoria



Legend:
- ■ Best 25%
- □ Lowest 25%
- - - - Average

18.2

13.8

Branch Lenders

Mobile Lenders

(y-axis: 30, 25, 20, 15, 10, 5, 0)

27

SOURCE: EBB & Bain analysis (May 2002)

Home Loans

BROADENING OUR APPEAL TO THE BROKER CHANNEL

30% of individual brokers generate c.80% of broker sales

- Implement differentiated broker service model
- Explore non-core market relationships
- Simplify credit processes
- Improve product offering
- Automate loan application processing



%

Next 400

Other

Individual brokers   Loans settled

SOURCE: EBB & Bain analysis (May 2002)

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Home Loans

RETAINING FOCUS ON HOME EQUITY LOANS

Residential Loans Mix



9%
As at Sep '98

27%
As at Aug '02

Home Equity Loans

- Flagship product
- Superior profitability characteristics
  - Size of loan
  - Fees and margin
  - Life of loan
  - Relationship focused
- 5 star rated product

29



Home Loans

ACTIVELY MANAGING RISKS TO THE HOME LOAN MARKET

Market Risk	Our Response
Softening housing market	Increase focus on retention New approach to sales management
Margin pressure	Continued management focus Product mix
Credit Quality	Track record Prudent policies
Increasing levels of competition	Broker relationship management St.George brand

30



MIDDLE MARKET - LEVERAGING THE OPPORTUNITY

Middle Market

Satisfaction with Relationship Manager*

Willingness to recommend*

Expected churn**



SOURCE: *St.George/Jones Donald Customer Satisfaction Survey Sept 2001
**East & Partners Australian Mid-Corporate Transaction Banking Markets – Feb 2002

Middle Market

MAINTAINING MOMENTUM

Staying focused on key performance indicators

- Number of customers
- Products per customer
- Profit per customer
- Customer satisfaction

Cross-Sell Ratio

5.5
5.4
5.3
5.2
5.1
5.0
4.9
4.8
4.7
4.6

4.9 — Mar-02

5.4 — Sep-02

KEY ACCOUNT RELATIONSHIP CUSTOMERS





32

Middle Market

BUILDING ON SUCCESS

Enhancing the model

Action Plan

- Formalise expertise around 5 key industries

- Refine relationship management model to increase business development resources

- Develop centres of excellence for product development

- Expand geographical footprint

- Establish new banking centres

- Align credit policies and processes

- Raising brand awareness

New Segment

$1m+ Loans

<$1m Loans

$250k Loans

Corporate & Key Accounts





33

Brand & Customer Service

BRAND REVIEW UNDERWAY

BUILD ON OUR STRONG BASE

- Friendly and helpful
- Community oriented
- Service focused

Customer service passion and real actions

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Brand & Customer Service

MAINTAINING OUR CUSTOMER SATISFACTION ADVANTAGE

Customer Satisfaction Ratings

Goal: To maintain our differential



Source: Roy Morgan Research, June 2002

Base: Respondents with transaction accounts at institution (aged 14+)

35



BUSINESS PRODUCTIVITY PROFITABILITY IMPACT

FY2003 and FY2004 Benefits



☐ FY2003 Impact
■ FY 2004 Impact

Productivity benefits providing opportunity for reinvestment

36

FILE NO: 82-3809

Business Productivity

OPTIMISING THE STAFFING EQUATION

FTE Reductions – No impact on customer facing staff

Information Technology	160	Complete
Middle Management	150	Well underway
WealthPoint	80	Complete
TOTAL	390	

- Savings from IT reductions will be in the form of lower deferred expenditure amortisation

- Over time, some additional staff will be added in customer facing areas to support growth initiatives

37



Business Productivity

INFORMATION TECHNOLOGY A GOOD REPORT CARD

Areas of Strength

- Mainframe
- Desk-top platform
- Voice & Data Network
- Help Desk Operations

Areas of Opportunity

- Application Development lifecycle
- Rationalisation of Application Platforms
- Leverage existing system capability & capacity
- Desk-top & Printer fleet management
- Effective 'charge-out' regime

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2002 BOTTOM LINE IMPACTED BY SIGNIFICANT ITEMS

	$m	$m
EVEN BETTER BANK RESTRUCTURING CHARGE		
Redundancies	28	
Other restructure costs	2	30
DEFERRED EXPENDITURE WRITEDOWN		
Reduction in expected future benefits	31	
Refinement of capitalisation policy	19	
Other writedowns	10	60
TOTAL SIGNIFICANT ITEMS		90
Tax Benefit		27
SIGNIFICANT ITEMS AFTER TAX		63

39



DEFERRED EXPENDITURE WRITE DOWN

	$m
Deferred expenditure on balance sheet	244
LESS: Write down	60
Net Amount on Balance Sheet	184



40

DEFERRED EXPENDITURE WRITE DOWN

- EBB provided opportunity to review all project developments being carried on the balance sheet

- Review reflects changed strategies, priorities and alterations to business conditions

- Accounting policies changed to cease deferral of project support costs and any individual developments below $200,000 spend

- Deferral of compliance projects ceased 31 March 02

- New systems and processes established around project management

41



COMPONENTS OF DEFERRED EXPENDITURE WRITEDOWN

	$m	$m
REDUCTION IN EXPECTED FUTURE BENEFITS		31
Elements of St.George/Advance Integration	12	
Elements of lending front end development	16	
Projects cancelled as a result of EBB process	3	
REFINEMENT OF CAPITALISATION POLICY		19
Increasing threshold to $200k per project	13	
Project support costs	6	
OTHER WRITEDOWNS		10
Developments where functionality superseded	6	
Adjustments to completed projects	4	
		60

42



DEFERRED EXPENDITURE REMAINING ON BALANCE SHEET

	$m
St.George/Advance Integration	34
Best Bank	54
SEALCORP	23
Lending front end	16
Other completed projects	27
Other projects still in development	30
	184

43



CAPITAL MANAGEMENT

- Capital ratios will be maintained by:

  - Continued operation of DRP

  - Recent $750m securitisation

  - Recent $100m subordinated debt raising

- Significant items will not prevent increase in final dividend

44



Going Forward



TEAM AGENDA

45

Going Forward

SUMMARY

- Disciplined, robust plans

- Skilled, committed people

- Focused on customer needs and satisfaction

- Providing confidence for sustainable and high quality earnings momentum

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The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan

Manager, Investor Relations

Ph: 00 61 2 9236 3618

Mb: 0412 139 711

Email: osullivans@stgeorge.com.au

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